FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 August 12, 2004
                  For the six months period ended June 30, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F __X__         Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - June 30, 2003 and 2004
2. Consolidated Statements of Income for the six months ended June 30, 2003 and 2004
3. Summary Financial Data by Business Segment for the six months ended June 30, 2003 and 2004
4. Selected Historical Financial and Other Data - 2Q2003, 2Q2004, 1H2003 and 1H2004
5. Signatures

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - JUNE 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                                June 30,
                                                         -------------------
                                                           2003       2004
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                180,988     192,767

Accounts receivable, net                                  40,314      43,786

Revenue-earning vehicles, net                            226,480     267,814

Deferred income tax and social contribution                4,244       2,329

Other                                                     11,779       5,581
                                                         -------     -------
                                                         463,805     512,277
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                             84,771     114,458

Escrow deposits                                           21,505      22,067

Deferred income tax and social contribution               13,817      13,107

Other                                                      1,780         407
                                                         -------     -------
                                                         121,873     150,039
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               15,691      19,222
                                                         -------     -------

GOODWILL                                                   4,699       4,704
                                                         -------     -------

Total assets                                             606,068     686,242
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - JUNE 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                               June 30,
                                                        --------------------
                                                          2003        2004
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                       15,728          -

Interest payable on long-term debt                         5,378      5,819

Accounts payable                                          24,454     54,527

Payroll and related charges                                8,755     10,012

Income tax and social contribution                        12,805      3,599

Taxes, other than on income                                1,542      2,021

Deferred income tax and social contribution                7,037     10,199

Advances from customers                                    1,508      1,416

Other                                                        631      1,687
                                                          ------     -------
                                                          77,838     89,280
                                                          ------     -------

NONCURRENT LIABILITIES:

Long-term debt                                           212,241     229,644

Unrealized loss on derivatives                            20,353      19,780

Reserve for contingencies                                 41,639      52,314

Deferred income tax and social contribution                9,687      12,021

Other                                                      1,911       1,841
                                                         -------     -------
                                                         285,831     315,600
                                                         -------     -------

MINORITY INTEREST:                                            94          86
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            135,723     153,693

Accumulated earnings                                     106,582     127,583
                                                         -------     -------
                                                         242,305     281,276
                                                         -------     -------
Total liabilities and shareholders' equity               606,068     686,242
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Six months ended June 30,
                                                    -------------------------
                                                         2003         2004
                                                       --------     -------
NET REVENUES:


Car  rental                                              78,121      88,395

Fleet management                                         57,671      64,709

Franchising                                               2,699       3,228

Used car sales                                          117,721     134,009
                                                        -------     -------
  Total net revenues                                    256,212     290,341
                                                        -------     -------

EXPENSES AND COSTS:

Direct operating                                        (44,866)    (46,430)

Cost of used car sales                                  (96,030)   (107,456)

Taxes on revenues                                        (9,797)     (8,113)

Selling, general, administrative and other              (30,830)    (31,652)

Depreciation of vehicles                                (20,007)     (1,450)

Other depreciation and amortization                      (1,860)     (2,230)
                                                       --------    --------
  Total operating expenses and costs                   (203,390)   (197,331)
                                                       --------    --------

  Operating income                                       52,822      93,010

FINANCIAL (EXPENSE) INCOME, NET                          39,237     (20,895)

OTHER NONOPERATING INCOME, NET                               22          13
                                                         ------      ------

  Income before taxes and minority interest              92,081      72,128
                                                         ------      ------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (12,803)    (22,627)
  Deferred                                              (18,743)     (1,371)
                                                        -------     -------
                                                        (31,546)    (23,998)
                                                        -------     -------

  Income before minority interest                        60,535      48,130

MINORITY INTEREST                                           (77)        (70)
                                                         ------      ------

  Net income                                             60,458      48,060
                                                         ======      ======
OTHER COMPREHENSIVE INCOME:
  Total change in market value of marketable securities     257           -
  Reclassification adjustment of realized gains             463           -
                                                          -----       -----
  Unrealized gains on marketable securities                 720           -
                                                          -----       -----
  Deferred income tax and social contribution
      on unrealized gains                                  (245)          -
                                                         ------       -----
  Other comprehensive income                                475           -
                                                         ------      ------
         Comprehensive income                            60,933      48,060
                                                         ======      ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Six months ended June 30,
                                           -------------------------
                                               2003           2004
                                              ------         ------
      NET REVENUES:

      Car rental                              78,121         88,395

      Fleet management                        57,671         64,709

      Franchising                              2,699          3,228

      Used car sales                         117,721        134,009
                                             -------        -------
                                             256,212        290,341
                                             -------        -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                             (8,648)         2,380

      Fleet management                       (11,359)        (3,830)

      Other                                   (1,860)        (2,230)
                                             -------         ------
                                             (21,867)        (3,680)
                                             -------         ------


      OPERATING INCOME:

      Car  rental                            22,010          45,601

      Fleet management                       24,511          38,953

      Franchising                             1,541           1,400

      Used car sales                         12,559          16,826

      Corporate expenses                     (5,939)         (7,540)

      Other depreciation and amortization    (1,860)         (2,230)
                                             ------          ------
                                             52,822          93,010
                                             ------          ------


      OPERATING MARGIN:

      Car  rental                             28.2%           51.6%

      Fleet management                        42.5%           60.2%

      Franchising                             57.1%           43.4%

      Used car sales                          10.7%           12.6%

      Total                                   20.6%           32.0%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                         2 Q 2003     2 Q 2004    1 H 2003     1 H 2004
                                                         --------     --------    --------     --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               35,257       41,904      78,121       88,395
  Fleet management                                         29,210       31,373      57,671       64,709
                                                          -------      -------     -------      -------
    Total vehicle rental                                   64,467       73,277     135,792      153,104

  Used car sales                                           59,810       64,462     117,721      134,009
  Franchising                                               1,335        1,689       2,699        3,228
                                                          -------      -------     -------      -------
Total net revenues                                        125,612      139,428     256,212      290,341
                                                          -------      -------     -------      -------
Direct operating costs and expenses:
  Car rental                                              (14,007)     (13,856)    (29,444)     (28,623)
  Fleet management                                         (8,278)      (8,352)    (14,396)     (16,179)
                                                          -------      -------     -------      -------
    Total vehicle rental                                  (22,285)     (22,208)    (43,840)     (44,802)

  Cost of used car sales                                  (48,272)     (51,038)    (96,030)    (107,456)

  Franchising                                                (434)        (904)     (1,026)      (1,628)

  Taxes on revenues                                        (4,650)      (3,997)     (9,797)      (8,113)
                                                          -------      -------    --------      -------
Total direct operating costs and expenses                 (75,641)     (78,147)   (150,693)    (161,999)
                                                          -------      -------     --------     -------
Gross profit                                               49,971       61,281     105,519      128,342

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (5,416)      (6,240)    (11,389)     (11,567)
    Fleet management                                       (3,089)      (1,883)     (4,605)      (3,272)
    Used car sales                                         (4,708)      (4,553)     (8,877)      (9,269)
    Franchising                                               (11)           2         (20)          (4)
                                                           ------       ------      ------      -------
      Total adverstising, promotion and selling           (13,224)     (12,674)    (24,891)     (24,112)

  General and administrative expenses                      (2,104)      (3,554)     (5,895)      (6,608)
  Other                                                       (20)        (825)        (44)        (932)
                                                           ------       ------      -------      ------
Total selling, general, administrative and other expenses (15,348)     (17,053)    (30,830)     (31,652)
                                                           ------       ------      -------      ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (3,019)       7,873      (8,648)       2,380
    Fleet management                                       (4,565)       4,067     (11,359)      (3,830)
                                                           ------       ------      ------      -------
     Total vehicle depreciation expenses                   (7,584)      11,940     (20,007)      (1,450)
  Non-Vehicle depreciation and amortization expenses         (936)      (1,161)     (1,860)      (2,230)
                                                           ------       ------      -------      ------
Total depreciation and amortization expenses               (8,520)      10,779     (21,867)      (3,680)
                                                           ------       ------      -------      ------
Operating income                                           26,103       55,007      52,822       93,010
                                                           ------       ------      -------      ------
Financial Interest:
   Expense                                                 (7,283)     (11,774)    (15,258)     (19,764)
   Income                                                  10,376       10,842      16,107       16,749
   Taxes on financial revenues                               (460)        (644)       (902)      (1,097)
   Monetary variation and exchange losses                  34,376      (14,629)     48,555      (16,078)
   Monetary variation and exchange gains                       27           16        (480)          27
   Realized losses on sale of marketable securities          (463)           -        (463)           -
   Unrealized gains (losses) on derivatives               (23,723)       4,474      (8,322)        (732)
                                                           ------       ------      -------      ------
      Financial interest (expense) income, net             12,850      (11,715)     39,237      (20,895)
                                                           ------       ------      -------      ------
Nonoperating income, net                                        3            7          22           13
                                                           ------       ------      -------      ------
Income before taxes and minority interest                  38,956       43,299      92,081       72,128

Income tax and social contribution                        (13,694)     (14,332)    (31,546)     (23,998)
Minority interest                                             (36)         (37)        (77)         (70)
                                                           ------       ------      ------       ------
Net income                                                 25,226       28,930      60,458       48,060
                                                           ======       ======      ======       ======
OTHER COMPREHENSIVE INCOME                                      -            -         475            -
                                                           ------       ------      ------       ------
Comprehensive income                                       25,226       28,930      60,933       48,060
                                                           ======       ======      ======       ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

STATEMENT OF OPERATIONS DATA                             2 Q 2003    2 Q 2004    1 H 2003    1 H 2004
                                                         --------    --------    --------    --------
OTHER DATA :

EBITDA                                                     34,623      44,228      74,689      96,690

Vehicle Depreciation Expense                               (7,584)     11,940     (20,007)     (1,450)
                                                           ------      ------      ------      ------
Adjusted EBITDA                                            27,039      56,168      54,682      95,240
                                                           ======      ======      ======      ======


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

SELECTED OPERATING DATA:                                 2 Q 2003    2 Q 2004     1 H 2003      1 H 2004
                                                         --------    --------     --------      --------

Fleet at the end of period:
   Car Rental                                               9,697      11,379        9,697        11,379
   Fleet Management                                         9,528       7,989        9,528         7,989
                                                           ------      ------       ------        ------
     Total                                                 19,225      19,368       19,225        19,368
                                                           ------      ------       ------        ------

Average Operating Fleet Age (months)                         15.1        11.5         14.8          11.6

Number of Rental Days:
  Car Rental                                              422,711     525,229      950,309     1,071,018
  (-)Rental Days to Total Fleet's replacement service      (6,331)     (7,053)     (14,387)      (15,109)
                                                          -------     -------    ---------     ---------
     Total                                                416,380     518,176      935,922     1,055,909
  Fleet Management                                        794,640     689,670    1,614,510     1,440,720

Utilization Rates:
  Car Rental                                               64.02%      70.05%       60.93%        64.91%
  Fleet Management                                         95.18%      97.58%       94.57%        96.27%

Numbers of Cars Purchased:
  Car Rental                                                2,696       3,094        2,908        3,147
  Fleet Management                                            643         812        1,090        1,479
                                                            -----       -----        -----        -----
     Total                                                  3,339       3,906        3,998        4,626
                                                            -----       -----        -----        -----

Average Purchase Price                                      18.17       22.05        19.61        23.03

Total Investment in Fleet                                60,671.8    86,109.4     78,405.4    106,535.0


Numbers of Cars Sold:
  Car Rental                                                2,702       1,814        5,602        4,337
  Fleet Management                                          1,154       1,746        1,974        3,234
                                                            -----       -----        -----        -----
     Total                                                  3,856       3,560        7,576        7,571
                                                            -----       -----        -----        -----

Average Car Price                                           15.08       17.67        15.15        17.21

Depreciation per car...(R$)                               1,826.0    (2,967.8)     2,210.5        166.9

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             19,488.6    20,624.9     18,281.4     19,606.7
  Fleet Management                                       12,491.6    15,827.8     12,069.4     15,443.9

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    84.68      80.87         83.47        83.71
  Fleet Management                                          36.46      45.06         35.45        44.56

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: August 12, 2004